NO ACT

16
12-17-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005615

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-26-15

Re: The Boeing Company
Incoming letter dated December 17, 2014

Dear Mr. Lohr:

This is in response to your letters dated December 17, 2014 and January 8, 2015 concerning the shareholder proposal submitted to Boeing by John Chevedden. We also have received letters from the proponent dated January 1, 2015, January 8, 2015, January 9, 2015, January 12, 2015, January 13, 2015, January 14, 2015 and January 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 17, 2014

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

The company has not addressed the point that owing company stock is an integral (essential) part of a company directorship. And a company directorship is an allowed connection according to the text of the resolved statement. The company has information on the number of years or decades that owing company stock has been an integral part of a company directorship.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>

[BA: Rule 14a-8 Proposal, November 11, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Boeing shareholders gave 42% support to this proposal topic submitted by Ray T. Chevedden in 2013.

This topic is of greater importance to Boeing because our CEO/Chairman, James McNerney, is now past the traditional retirement age for a Boeing CEO. Plus Mr. James McNerney is potentially overburdened by director responsibilities at 3 public companies. At IBM, rated F by GMI Ratings, an independent investment research firm, Mr. McNerney was additionally a member of the audit and executive pay committees. Ironically Mr. McNerney had $40 million in 2013 Total Realized Boeing Pay and was on a committee that determined the pay of a fellow CEO.

At Procter & Gamble, rated D by GMI, Mr. McNerney was Presiding Director, Head of the Executive Pay Committee and a Governance Committee member. With 17-years long-tenure, our Lead Director, Kenneth Duberstein, would hardly seem to be the person to challenge Mr. McNerney to focus more on Boeing.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

GMI said a large percentage of directors were overextended. Additionally no directors had specific enterprise risk management expertise. These indicators potentially pointed to not only a lack of full commitment to basic oversight but an absence of strategic level risk expertise to assist Boeing through a period that appears to be fraught with risks. These concerns indicated oversight risks that may not be properly priced into the stock, which seemed priced for everything to go right.

Mike Zafirovski, a member of our executive pay and nomination committees, was flagged by GMI for his director responsibilities at Nortel Networks Corporation when it filed for creditor protection. Susan Schwab, a member of our audit committee, was negatively flagged by GMI for her director responsibilities at Calpine Corporation when it filed for bankruptcy.

Edward Liddy, audit committee member, was potentially overextended with director responsibilities at 4 public companies. Ronald Williams, executive pay and nomination committee member, was potentially overextended with director responsibilities at 4 public companies.

Returning to the core topic of this proposal, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

The company cited no evidence for director accumulation of stock to be a trigger for a director to be deemed no longer independent. In the company's own words director accumulation of stock aligns "the interests of nonemployee directors with the long-term interests of shareholders."

In fact the below text (emphasis added) is from the attached
Boeing Corporate Governance Principles
August 27, 2012

Director and Senior Executive Stock Ownership Requirements
In order to further align the interests of nonemployee directors with the long-term interests of shareholders, each nonemployee director should beneficially own by the end of his or her third year as a director stock or stock equivalents with a value equal to three times the annual cash retainer fee and by the end of his or her sixth year as a director stock or stock equivalents with a value equal to five times the annual cash retainer fee.

Additional input will be provided to the Staff in regard to the December 17, 2014 company request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>

Additional Matters

Ethics and Conflicts of Interest

Boeing expects all directors, officers and employees to act ethically at all times and adhere to the policies comprising the Company's codes of ethical conduct. Boeing has adopted a code of ethical business conduct for directors as well as a code of conduct for all employees. All finance employees are subject to an additional code of conduct. Copies of these codes are available at www.boeing.com/corp_gov/. Only the Board, based upon the recommendation of the GON Committee, may grant a waiver of any code of conduct provision for a director or executive officer and any such waiver shall be promptly disclosed. In addition to complying with the code of ethical business conduct and all other applicable company policies, directors shall promptly inform the Chairman of the Board or the chair of the GON Committee if an actual or potential conflict of interest arises. Directors shall recuse themselves from any discussion or decision affecting their personal, business or professional interests. The Company shall not, directly or indirectly, extend or maintain credit, arrange for or renew an extension of credit in the form of a personal loan to or for any director or executive officer.

Hedging and Trading Restrictions

Directors and executive officers (1) are prohibited from trading, or enabling any other person to trade, in Boeing securities while aware of material nonpublic information, (2) must obtain permission from the Corporate Secretary prior to trading Boeing securities, (3) are strongly urged to trade in Boeing securities only during the twelve business days beginning on the third business day following public earnings announcements and (4) are prohibited from trading in "puts" and "calls" and engaging in short sales of, or hedging or monetization transactions (such as zero-cost collars) involving, Boeing securities.



Director and Senior Executive Stock Ownership Requirements

In order to further align the interests of nonemployee directors with the long-term interests of shareholders, each nonemployee director should beneficially own by the end of his or her third year as a director stock or stock equivalents with a value equal to three times the annual cash retainer fee and by the end of his or her sixth year as a director stock or stock equivalents with a value equal to five times the annual cash retainer fee. For these purposes, the value of stock shall be determined based on the trailing one-year average closing stock price. The GON Committee annually reviews nonemployee directors' ownership relative to the stock ownership requirements, and makes recommendations as appropriate.

The Board has also established stock (including stock equivalents) ownership requirements for senior executives. The ownership requirements should be attained within five years of becoming a senior executive and are based on a multiple of base salary: CEO six times base salary, executive vice presidents four times base salary, senior vice presidents three times base salary and vice presidents one or two times base salary depending on pay grade. The Compensation Committee annually reviews officers' ownership relative to the stock ownership requirements, and makes recommendations as appropriate.

Confidentiality of Shareholder Voting

It is the Company's policy that all proxy, ballot and voting materials that identify the vote of a specific shareholder on any matter submitted for a vote of shareholders will be kept secret from directors and officers of the Company, except (1) when disclosure is required by applicable law or regulation, (2) when a shareholder expressly requests such disclosure, or (3) in a contested proxy solicitation. If the shareholder is an employee of the Company or a participant in the

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

Director accumulation of stock has always been a trivial issue as far as a determination of whether a director was independent.

Additional input will be provided to the Staff in regard to the December 17, 2014 company request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

The company does not explain its leap from "whose directorship constitutes his or her only connection" in *Abbott Laboratories* (Jan. 13, 2014) to "whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship" in this proposal.

The company does not have a rule that if a director acquires a certain amount of stock that the director is no longer considered independent.

The 2nd company argument of "lacks the power" is not a stand-alone argument. It is dependent on the 1st company argument of "vague." Thus the 2nd company argument could be considered a moot argument.

Additional input will be provided to the Staff in regard to the December 17, 2014 company request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

The company still did not cite any company the size of Boeing where stock ownership is not connected to the directorship.

If the number of shares of Boeing stock (that the directors are required to own) were sold at once by another shareholder, it would have a trivial impact on the $93,000,000,000 market price of Boeing stock.

The company seems to say that conflict of interest is a "concept" unrelated to a proposal for an independent board chairman.

Additional input will be provided to the Staff in regard to the December 17, 2014 company request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

January 8, 2015

BY EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to Independent Board Chairman

Dear Sir or Madam:

This letter relates to the no-action request by The Boeing Company ("Boeing," the "Company" or "we") dated December 17, 2014 (the "Original Letter") that seeks to exclude a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") for inclusion in Boeing's 2015 proxy materials (the "Proxy Materials"). By letters dated January 1, 2015 and January 8, 2015 (the "Responses"), the Proponent asserted that the relief sought in the Original Letter should not be granted.

For the reasons set forth in the Original Letter and below, Boeing continues to believe that it may properly omit the Proposal from the Proxy Materials. The Responses actually further support excluding the Proposal as outlined in the Original Letter. The Responses argue that shares required to be held by Boeing's directors do not "create a conflict of interest between the directors and the holders of the other 99.9999% shares of Boeing stock," suggesting that "nontrivial... connection" means one resulting in a *conflict of interest*, an interpretation the Proposal (which relates to director independence, a different concept under both the law and the Company's existing policies and code of conduct) does not even hint at. Alternatively, the Responses suggest that "nontrivial" with respect to director stock ownership could be viewed in the context of Boeing's market capitalization—again, a meaning not even hinted at in the Proposal. The Responses also implausibly claim that "if all the shares of Boeing stock that the directors are required to own were sold at once" (a clear violation by the entire Board of the Company's Corporate Governance Principles, not to mention an ominous signal to the wider market) it would have a "trivial impact on the market price of Boeing stock." As such, the Responses themselves demonstrate how difficult it would be for shareholders or the Company to interpret a critical element of the Proposal.

* * *



In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff at shareholderproposals@sec.gov and are sending a copy of this letter to the Proponent. If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

Michael F. Lohr
Corporate Secretary

cc: John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

The company did not cite any company the size of Boeing where stock ownership was not connected to the directorship.

The shares that Boeing directors are required to hold is trivial compared to the 712 million shares of Boeing stock outstanding. If all the shares of Boeing stock that the directors are required to own were sold at once, it would have a trivial impact on the market price of Boeing stock.
The shares that Boeing directors are required to hold is trivial compared to the $93,000,000,000 market capitalization of the company.

The shares that Boeing directors are required to hold does not create a conflict of interest between the directors and the holders of the other 99.9999% shares of Boeing stock.

The company has not provided any company rule that if a director exceeds the minimum amount of required stock ownership by a certain margin that the director is no longer considered independent.

Additional input will be provided to the Staff in regard to the December 17, 2014 company request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

The shares that Boeing directors are required to hold is trivial compared to the 712 million shares of Boeing stock outstanding. If all the shares of Boeing stock that the directors are required to own were sold at once, it would have a trivial impact on the market price of Boeing stock.

The shares that Boeing directors are required to hold does not create a conflict of interest between the directors and the holders of the other 99.9999% shares of Boeing stock.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 17, 2014

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to Independent Board Chairman

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2015 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 13, 2015.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents must send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

The Proposal states, in relevant part:

RESOLVED: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

BASES FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE MATERIALLY FALSE AND MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 14, 2004). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff has consistently concurred in the exclusion under Rule 14a-8(i)(3) of proposals employing a key term that was vague or indefinite or that otherwise provided insufficient guidance as to its implementation. *See AT&T Inc.* (Feb. 21, 2014) (concurring in the exclusion of a proposal requesting a review of policies and procedures related to the "directors' moral, ethical and legal fiduciary duties and opportunities," where such phrase was undefined); *Moody's Corp.* (Feb. 10, 2014) (concurring in the exclusion of a proposal when the term "ESG risk assessments" was not defined); *The Boeing Company* (Mar. 2, 2011) (concurring in the exclusion of a proposal because it failed to "sufficiently explain the meaning of 'executive pay rights'"); and *NSTAR* (Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the terms "record keeping" and "financial records" were undefined).

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred with the exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director and defining the relevant standard of independence as being a person "whose directorship constitutes his or her only connection" to the company. The Staff agreed that, in applying the proposal to Abbott, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Among other things, the proposal in *Abbott* failed to make clear whether the term "connection" covered the ownership of Abbott's shares, in which case the proposal would have effectively disqualified any Abbott director from serving as independent lead director.

The Proposal, as applied to Boeing, suffers from the same defect as the proposal in *Abbott*. The Proposal requires that the Chairman of the Company's Board of Directors (the "Board") be, among other things, someone "whose only nontrivial professional, familial or financial connection to the Company or its CEO is the directorship." However, each of the Company's directors is the beneficial owner of over 6,800 shares of Boeing stock (valued at approximately $845,000 as of the close of trading on December 16, 2014), and therefore each of the Company's directors has a "nontrivial... financial connection to the company" other than "the directorship."[1] As per requirements set forth on page 7 of the Company's Corporate Governance Principles, attached hereto as **Exhibit C** (the "Governance Principles"), each of the Company's nonemployee directors is required to beneficially own significant amounts of common stock—specifically, each such director must own "by the end of his or her third year as a director stock or stock equivalents with a value equal to three times the annual board cash retainer fee and by the end of his or her sixth year as a director stock or stock equivalents with a value equal to five times the annual board cash retainer fee." Moreover, each of the Company's directors currently owns stock significantly in excess of the required amounts. It is unclear as to whether the Proponent intends that all of the Company's current nonemployee directors be disqualified from serving as independent Chairman due to the fact that each of these directors currently has an additional nontrivial connection to the Company through his or her significant stock ownership.

The Proposal may be read to suggest that the directors' ownership of stock should be viewed as "trivial"; however, that reading would be inconsistent with the director stock ownership guidelines, which clearly suggest that stock ownership by directors is not a trivial matter.[2] If, alternatively, the Proposal is read to suggest that stock ownership pursuant to the director stock ownership guidelines is "nontrivial" yet part of "the directorship," it would still

---

[1] See page 65 of the Company's 2014 Proxy Statement, which page is attached hereto as **Exhibit B**.

[2] This reading would also conflict with the rationale behind Item 403(b) of Regulation S-K, which requires disclosure of security ownership by all directors and nominees. In fact, in connection with the adoption of amendments to Item 403 of Regulation S-K in 2006, the adopting release noted that the Commission believed that, to the extent that shares beneficially owned by named executive officers and directors are used as collateral, the shares may be subject to material risks or contingencies that do not apply to the other shares beneficially owned by these individuals, which could have the potential to influence management's performance and decision-making. Executive Compensation and Related Person Disclosure, Securities Act Release No. 33-8732A, Exchange Act Release No. 34-54302A, Investment Company Act Release No. 27444A, 57 Fed. Reg. 53158, available at http://www.sec.gov/rules/final/2006/33-8732a.pdf. In addition, the Commission has promulgated rules that have been adopted by the NYSE with respect to whether a director's stock ownership over a certain amount would impair the director's judgment as a member of the audit and compensation committees of the board of directors and, therefore, bar such director's independence and ability to serve on such committees. *See* Listing Standards Relating to Audit Committees, 17 C.F.R. 240.10A-3 (2014) and Listing Standards Relating to Compensation Committees, 17 C.F.R. 240.10C-1 (2014).

not address the Boeing stock beneficially owned *in excess* of those requirements by each of the Company's current directors, let alone any increased value that would result from continued appreciation in the value of Boeing's stock. Finally, if the Proposal is read to suggest that the directors' stock ownership is both "nontrivial" and not part of "the directorship," the Proposal would automatically disqualify each of the Company's directors from serving as Chairman, a result the Proposal does not highlight or even address. The Proposal fails utterly to address this critical ambiguity, let alone offer guidance as to how to resolve the implications of any of these readings. Rather, the Proposal merely permits "departure" from the policy solely under "extraordinary circumstances such as the unexpected resignation of the chair." In addition, the reference to "financial" connections creates further uncertainty with respect to how the Proposal would be applied, as the term could, when used to modify "connections to the Company or its CEO," be subject to multiple meanings. For example, the Proposal fails to make clear whether such connections would need to be direct or could be indirect—*e.g.*, employment with or board service on a company that does "nontrivial" yet immaterial business with a Boeing supplier or customer.

The Staff has not concurred with the exclusion of other similar proposals that use the phrase "nontrivial professional, familial, or financial connection to the company or its CEO" in defining who would be eligible to serve as Board Chairman. *See Mylan Inc.* (Jan. 16, 2014), *Aetna Inc.* (Mar. 1, 2013), and *Clear Channel Communications, Inc.* (Feb. 15, 2006). However, unlike as presented in those proposals, the Governance Principles *specifically direct* each nonemployee director to maintain significant stock ownership in the Company—a financial and professional "connection" with the Company that is both separate from his or her role as a director and, by the intent and terms of the Governance Principles themselves, "nontrivial." Unlike in *Aetna*, *Mylan*, and *Clear Channel*, therefore, the Company would not simply be required, in implementing the Proposal if adopted, to make judgments as to how an otherwise undefined but essential term should be applied. Rather, the Company would be required to determine whether the Proposal would require the Board to, among other things, amend, eliminate, or decline to enforce the director stock ownership requirements, require existing Board members to divest from Boeing, and/or radically alter the Company's director compensation policies. Neither the Proposal nor the supporting statement provides any guidance as to which of these actions would be required or how they would be administered, nor does it even address how the directors' significant existing stock ownership should be considered in the context of the Proposal, much less any future increases.

Accordingly, the Company believes that the Proposal, as applied to Boeing, is impermissibly vague and indefinite and inherently misleading and may be excluded from the Proxy Materials.

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot ensure that a Board Chairman would retain his or her independent status, as defined in the Proposal, at all times, and the Proposal does not provide the Board with an opportunity or mechanism to cure a violation of the Proposal's policy.

Staff Legal Bulletin No. 14C (Jun. 28, 2005) states that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or another director maintain independence at all times and does not provide the board with an opportunity or mechanism to cure a violation of the standard set forth in the proposal. The Staff has consistently concurred in the exclusion of proposals that fail to comply with this standard. *See, e.g., Time Warner Inc.* (Jan. 26, 2010, *recon. denied* Mar. 23, 2010), *Exxon Mobil Corp.* (Jan. 21, 2010, *recon. denied* Mar. 23, 2010), and *First Mariner Bancorp* (Jan. 8, 2010, *recon. denied* Mar. 12, 2010) (each concurring in the exclusion of a proposal seeking an independent board chairman because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal").

The Proposal requires that the Board Chairman be an independent director who is not a current or former employee of the company and "whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." As stated above, the Proposal's failure to define or explain "nontrivial"—clearly a critical element of the Proposal—results in several potential interpretations of the Proposal. However, under each of the interpretations under which director stock ownership is "nontrivial," no current director of the Company—and indeed no similarly situated director in the future who is in compliance with the Company's stock ownership requirements—would be eligible to serve as Board Chairman based on the terms of the Proposal. Since, as stated above, each of the Company's directors beneficially owns stock in excess of the requirements, future stock price appreciation would further deepen a "financial connection to the Company" that is both "nontrivial" and entirely unrelated to his or her "directorship"—that is, a connection that exists even if one ignores stock owned solely in order to satisfy the ownership requirements.

Accordingly, the Proposal is similarly defective to *Time Warner*, *Exxon Mobil*, and *First Mariner*. First, it does not appear to be within the Board's power to ensure that the chairman continues to comply with the proposed policy, as the existing stock ownership requirements and potential for increases in the value of the Company's stock all but ensure at least one "nontrivial... connection" between any proposed Board Chairman and the Company. Second, the Proposal does not provide the Board with an opportunity or mechanism to cure a violation of the standard set forth in the Proposal. The Proposal does allow for departure from the policy, but only "under extraordinary circumstances such as the unexpected resignation of the chair." However, the Proposal does not give a cure mechanism in the event that, under ordinary circumstances such as appreciation in the value of Company stock, no director is eligible to serve as Board Chairman.

The Staff has not concurred with the exclusion of other similar proposals where the proposal provides for an opportunity or mechanism to cure a violation of the standard set forth in the proposal. *See The Walt Disney Co.* (Nov. 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, unlike the Proposal, the proposal in

Walt Disney gave the Board the flexibility, in implementing the proposal, to rely on its existing independence standards or design reasonable alternatives based on the principles set forth in the proposal. By contrast, the independence standard set forth in the Proposal—in particular, the reliance on "nontrivial... financial connections" when determining who may serve as Board Chairman—means that eligibility to serve as Chairman could depend on circumstances entirely outside the control of the Company, the Board and even the individual directors subject to the policy. For example, even if director stock ownership at particular levels is properly viewed as "trivial," appreciation in the value of Boeing's stock (or any other asset, for that matter) could transform what was once a trivial "financial connection" into a nontrivial one. Moreover, the Proposal and the proposal in *Walt Disney* permit exclusions only in "extraordinary circumstances." However, the Proposal's prescriptive eligibility standards—particularly the prohibition on "nontrivial... connections"—means that, unlike in *Walt Disney*, the Company could be required to deviate from the policy under quite ordinary circumstances (for example, if all of the otherwise eligible directors beneficially owned significant amounts of Boeing stock in excess of the required amounts, as is the case currently). Accordingly, the cure mechanism is unclear and fails to adequately address violations of the independence standard under the Proposal as described above.

Because the Proposal would require the Board Chairman to retain his or her independent status at all times without providing an adequate opportunity or mechanism for the Company to cure a violation of the standard requested in the Proposal, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6).

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at 312-544-2802 or michael.f.lohr@boeing.com.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosures

cc: John Chevedden

Exhibit A

The Proposal and All Related Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael F. Lohr
Corporate Secretary
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000
FX: 312-544-2829

Dear Mr. Lohr,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden   Date
*** FISMA & OMB Memorandum M-07-16 ***
Continuous company shareholder since 2001

cc: Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, November 11, 2014]
Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Boeing shareholders gave 42% support to this proposal topic submitted by Ray T. Chevedden in 2013.

This topic is of greater importance to Boeing because our CEO/Chairman, James McNerney, is now past the traditional retirement age for a Boeing CEO. Plus Mr. James McNerney is potentially overburdened by director responsibilities at 3 public companies. At IBM, rated F by GMI Ratings, an independent investment research firm, Mr. McNerney was additionally a member of the audit and executive pay committees. Ironically Mr. McNerney had $40 million in 2013 Total Realized Boeing Pay and was on a committee that determined the pay of a fellow CEO.

At Procter & Gamble, rated D by GMI, Mr. McNerney was Presiding Director, Head of the Executive Pay Committee and a Governance Committee member. With 17-years long-tenure, our Lead Director, Kenneth Duberstein, would hardly seem to be the person to challenge Mr. McNerney to focus more on Boeing.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

GMI said a large percentage of directors were overextended. Additionally no directors had specific enterprise risk management expertise. These indicators potentially pointed to not only a lack of full commitment to basic oversight but an absence of strategic level risk expertise to assist Boeing through a period that appears to be fraught with risks. These concerns indicated oversight risks that may not be properly priced into the stock, which seemed priced for everything to go right.

Mike Zafirovski, a member of our executive pay and nomination committees, was flagged by GMI for his director responsibilities at Nortel Networks Corporation when it filed for creditor protection. Susan Schwab, a member of our audit committee, was negatively flagged by GMI for her director responsibilities at Calpine Corporation when it filed for bankruptcy.

Edward Liddy, audit committee member, was potentially overextended with director responsibilities at 4 public companies. Ronald Williams, executive pay and nomination committee member, was potentially overextended with director responsibilities at 4 public companies.

Returning to the core topic of this proposal, please vote to protect shareholder value:
Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

Personal Investing   P.O. Box 770001
Cincinnati, OH 45277-0045



BA
Post-it® Fax Note 7671 | Date 11-14-14 | # of pages ▶
To Michael Lohr | From John Chevedden
Co./Dept. | Co.
Phone # | Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 312-544-2829 | Fax #

November 13, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of General Dynamics Corp. (CUSIP: 369550108, trading symbol: GD), no fewer than 50.000 shares of PPG Industries, Inc. (CUSIP: 693506107, trading symbol: PPG), no fewer than 500.000 shares of Ford Motor Company, Inc. (CUSIP: 345370860, trading symbol: F), no fewer than 100.000 shares of Lockheed Martin Corp. (CUSIP: 539830109, trading symbol: LMT), no fewer than 50.000 shares of the Boeing Company (CUSIP: 097023105, trading symbol: BA) and no fewer than 100.000 shares of Spirit Aerosystems Holdings, Inc. (CUSIP: 848574109, trading symbol: SPR) since July 1, 2013 (a period exceeding sixteen months of continuous ownership in each position as of the date of this letter).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W277922-13NOV14

Exhibit B

Excerpt from The Boeing Company's 2014 Proxy Statement

Table of Contents

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table sets forth beneficial ownership of Boeing stock, as of February 27, 2014, of each director, director nominee and NEO, and all directors and executive officers as a group. The table also sets forth stock units held by such persons pursuant to our compensation and benefit plans. Beneficial ownership is determined in accordance with the rules of the SEC and all numbers are rounded to the nearest whole share. Each director, director nominee and NEO, and all directors and executive officers as a group, owned less than 1% of the outstanding Boeing stock as of February 27, 2014.

Directors and Nominees	Shares Beneficially Owned	Stock Units[1]	Total
David L. Calhoun	2,450	13,092	15,542
Arthur D. Collins, Jr.	0	27,408	27,408
Linda Z. Cook	3,800[2]	26,959	30,759
Kenneth M. Duberstein	8,560[3]	47,483	56,043
Edmund P. Giambastiani, Jr.	0	8,876	8,876
Lawrence W. Kellner	2,500	4,363	6,863
Edward M. Liddy	3,641	13,502	17,143
Susan C. Schwab	1,575	7,897	9,472
Ronald A. Williams	4,200[4]	6,450	10,650
Mike S. Zafirovski	0	34,253	34,253
Named Executive Officers	**Shares Beneficially Owned[5]**	**Stock Units[6]**	**Total**
W. James McNerney, Jr.*	1,698,878[7]	140,326	1,839,204
Gregory D. Smith	99,763[8]	61,675	161,438
Shephard W. Hill	111,552	75,191	186,743
Dennis A. Muilenburg	178,824[9]	123,992	302,816
John J. Tracy	29,921	62,456	92,377
All directors and executive officers as a group (22 persons)	2,985,977[3][5]	1,067,729 [10]	4,053,706

* Also serves as a director.

(1) Consists of stock units credited to the account of the nonemployee director under our Deferred Compensation Plan for Directors. See "Director Compensation" beginning on page 16.

(2) Includes 300 shares held by Ms. Cook's children.

(3) Includes 2,400 shares of common stock issuable upon the exercise of vested stock options.

(4) Consists of shares held in trust for members of Mr. Williams' family.

(5) Includes shares held in The Boeing Company Voluntary Investment Plan and The Boeing Company Supplemental Benefit Plan, as well as shares issuable upon the exercise of stock options that are vested as of, or will vest within 60 days of, February 27, 2014 as follows:

	Number of Shares
W. James McNerney, Jr.	1,359,124
Gregory D. Smith	77,584
Shephard W. Hill	106,890
Dennis A. Muilenburg	151,715
John J. Tracy	26,459
All directors and executive officers as a group (22 persons)	2,438,506

(6) Consists of restricted stock units, Career Shares, Matching Deferred Stock Units, retainer stock units and deferred stock units held by the NEO.

(7) Includes 50 shares held by Mr. McNerney's child.

(8) Includes 62 shares held by Mr. Smith's spouse.

Exhibit C

The Boeing Company's Corporate Governance Principles



Corporate Governance Principles

October 27, 2014

The Board of Directors (the "Board") of The Boeing Company ("Boeing" or the "Company") has adopted the following corporate governance principles (the "Principles") to assist the Board in the exercise of its responsibilities and, along with Boeing's Certificate of Incorporation and By-Laws and charters of the committees of the Board, provide an effective framework for Boeing's governance. The Board believes these Principles should be an evolving set of corporate governance guidelines, subject to review and modification by the Board from time to time in its discretion and in accordance with guidance from relevant regulatory and listing authorities.

Boeing's business is conducted by its employees, managers and officers, led by the Chief Executive Officer ("CEO"), subject to the oversight of the Board. Directors' basic responsibility is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders. The Board selects the CEO and works with the CEO to both elect/appoint other officers and ensure that the long-term interests of the Company and its shareholders are being served. The Board and the officers recognize that the long-term interests of the Company and its shareholders are advanced when they take into account the concerns of employees, customers, suppliers and communities.

Board Composition

Board Size
In accordance with Boeing's By-Laws, the Board determines, from time to time, the size of the Board and may fill any vacancies, including vacancies created as a result of any increase in the size of the Board, that occur between shareholder meetings. The Governance, Organization and Nominating ("GON") Committee periodically evaluates and makes recommendations to the Board concerning the appropriate size of the Board based upon the needs of the Board and the availability of qualified candidates. The Board currently believes that the Board's optimum size is between 10 and 14 members.

Selection of Nominees
The GON Committee reviews annually the skills and characteristics required of directors in light of the Board's composition. This assessment includes consideration of experience in areas that are relevant to Boeing's global activities, such as operations, international business, manufacturing, finance, government, marketing, technology and public policy, as well as other factors such as independence, absence of conflicts of interest, diversity and age. Any person who is an employee or director of a significant competitor of Boeing is not eligible for nomination for election as a director. Directors should have a reputation for personal and professional integrity, honesty and adherence to the highest ethical standards, and be committed to acting in the long-term interests of all shareholders. Boeing recognizes the value of diversity and the Board seeks diversity of background, experience and skills among its members. The GON Committee also assesses the overall composition of the Board and whether a potential director candidate, including those properly submitted by shareholders in accordance with Boeing's By-Laws and applicable law, would contribute to the collaborative process of the Board. When evaluating the suitability of an incumbent director for re-election, the GON Committee, in consultation with the

Chairman, shall also consider the ongoing contributions of the director to the Board. No candidate shall be nominated for election or otherwise be eligible for service on the Board if he or she would be 74 or older at the time of election.

Independence
At least 75% of the Board shall satisfy the New York Stock Exchange criteria for independence. The Board has adopted Director Independence Standards, which are available at www.boeing.com/corp_gov/, to assist it in determining director independence.

Annual Election of Directors
The directors are elected annually by Boeing's shareholders at the annual meeting of shareholders. No candidate shall be nominated for election or otherwise be eligible for service on the Board unless and until such candidate has delivered an irrevocable resignation that would be effective upon (1) such director's failure to receive the required vote at the annual meeting of shareholders and (2) the Board's acceptance of such resignation.

If a director fails to receive the required vote at an annual meeting of shareholders, the GON Committee (or such other committee as the Board may appoint) shall make a recommendation to the Board as to whether to accept or reject the resignation previously tendered by such director, or whether other action should be taken. The Board shall act on the tendered resignation, taking into account the recommendation of such committee, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission ("SEC") or other broadly disseminated means of communication) its decision regarding the tendered resignation within ninety days from the date of the certification of the election results. The director whose resignation is under consideration shall not participate in the recommendation of the committee or deliberations of the Board with respect to his or her resignation.

If a director's resignation is not accepted by the Board, the director shall continue to serve until the next annual meeting of shareholders or until his or her successor is duly elected and qualified, or his or her earlier resignation or removal. If a director's resignation is accepted by the Board, then the Board, in its sole discretion, shall fill any resulting vacancy or decrease the size of the Board.

Change of Primary Responsibility
Any director who retires or resigns from his or her principal employment or who experiences a significant change in his or her primary responsibilities shall offer to resign from the Board. The GON Committee in each case shall consider the appropriateness of continued Board service and will recommend to the Board whether the resignation should be accepted.

Board Responsibilities

Oversight Responsibilities
The Board's oversight responsibilities include: (1) evaluating the CEO's performance and reviewing the Company's succession plan for the CEO and senior management; (2) reviewing the long-range business plans of the Company and monitoring performance relative to achievement of those plans; (3) considering long-range strategic issues and risks facing the Company; and (4) approving policies of corporate conduct that continue to promote and maintain the integrity of the Company. In addition, the Board shall be knowledgeable about the content and operation of Boeing's ethics and compliance program, and shall exercise oversight with respect to the program's implementation and effectiveness.

In discharging these responsibilities, the Board and its committees, as appropriate, shall have access to and are entitled to rely on the advice, reports and opinions of management and outside financial, compensation, legal or other advisors.

CEO Performance Evaluation
The Board is responsible for evaluating the performance of the CEO. On an annual basis, the GON Committee shall review the CEO's business goals and objectives and evaluate the CEO's performance in light of those goals and objectives. The independent directors shall review the GON Committee's evaluation and make final determinations with respect to the CEO's performance. The Compensation Committee shall, in consultation with the other independent directors, make determinations with respect to the CEO's compensation based on the contents of the performance evaluation.

Succession Planning
The Board believes that CEO selection and management succession are among its most important responsibilities, and the Board therefore works closely with senior management to ensure that effective plans for management succession are in place. As part of this process, the CEO shall review the Company's succession plans with respect to the CEO and other senior management with the GON Committee, and both the GON Committee and the CEO shall deliver reports to the Board on succession planning, in each case at least annually. Working with the GON Committee and senior management, the Board identifies the qualities and characteristics for the CEO and other senior management positions that reflect the Company's long-term strategy.

The GON Committee manages the process of identifying, evaluating and selecting CEO candidates, with the full participation of the independent directors. The Board and the CEO work closely with the GON Committee to identify and assist with the development of potential internal CEO and senior management candidates. The Board reviews at least annually an emergency succession plan. The CEO shall offer to resign from the Board effective when he or she no longer serves as CEO, except as otherwise set forth in Boeing's By-Laws.

Outside Board Memberships
While the Company acknowledges the value of having directors and officers with significant experience in other businesses and activities, directors are expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as members of the Company's Board. A director may not serve on the boards of more than four other public companies or, if the director is an active CEO or equivalent of another public company, on the boards of more than two other public companies. In addition, directors must notify the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity, and must not accept such service until being advised by the chair of the GON Committee that the GON Committee has determined that service on such other board would not create regulatory issues or potential conflicts of interest and would not conflict with Company policies.

The CEO and other elected officers of the Company must obtain the approval of the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity.

Confidentiality
The proceedings and deliberations of the Board and its committees are confidential. Each director shall comply with the code of ethical business conduct for directors, pursuant to which each director must maintain the confidentiality of all information received in connection with his or her service as a director, except as required by applicable law.

Board Interaction with Stakeholders
The CEO and other officers are responsible for establishing effective communications with the Company's stakeholders, including shareholders, employees, customers, suppliers, communities, governments, creditors and corporate partners. It is the policy of the Board that management speaks for the Company. Individual directors may, from time to time, meet or otherwise communicate with stakeholders. It is, however, expected that directors would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, following prior consultation with the Company's management.

The Board of Directors has established a process whereby shareholders and other interested parties can send communications to the Chairman or the Lead Director, as applicable, to the nonemployee directors as a group, or to the Audit Committee. This process is described in detail at www.boeing.com/corp_gov/email_the_board.html.

Board Operations

Board Leadership Structure
The Company's By-Laws provide that the directors shall elect on an annual basis a Chairman from among the directors. The Board believes that it is in the best interests of the Company and its shareholders for the Board to determine which director is best qualified to serve as Chairman. The GON Committee evaluates and makes recommendations to the Board concerning the Board's leadership structure, including whether the offices of Chairman and CEO should be held by the same person.

If the Chairman is not an independent director, the independent directors shall designate from among them a Lead Director. The Lead Director shall be elected on an annual basis by a majority of the independent directors upon a recommendation from the GON Committee.

The Board has determined that the Lead Director, if one is elected, shall:

- approve Board meeting agendas and, in consultation with the Chairman and the nonemployee directors, approve Board meeting schedules to ensure there is sufficient time for discussion of all agenda items;
- approve the type of information to be provided to directors for Board meetings;
- preside at all meetings at which the Chairman is not present including executive sessions of the nonemployee directors and apprise the Chairman of the issues considered;
- serve as liaison between the Chairman and the independent directors;
- be available for consultation and direct communication with the Company's shareholders;
- call meetings of the nonemployee directors when necessary and appropriate; and
- perform such other duties as the Board may from time to time designate.

Board and Committee Meetings
The Board ordinarily holds six scheduled meetings per year, and may meet more often if necessary. Information and materials are generally distributed to the Board and its committees in advance of meetings, and directors are expected to review in advance any such materials in order

to facilitate meaningful deliberation during each meeting. Directors are expected to attend all Board meetings and meetings of committees on which they serve and to devote the time needed to discharge their responsibilities properly. Absent extenuating circumstances, all directors shall attend the annual meeting of shareholders.

Executive Sessions

Nonemployee directors shall meet in executive session without management present following every regularly scheduled Board meeting, in order to discuss the performance of the CEO, review recommendations of the Compensation Committee concerning compensation for employee directors and other elected officers, and to consider such other matters as the participating directors deem appropriate. The Chairman (or, if the Chairman is not an independent director, the independent Lead Director) shall act as chair at such meetings. The nonemployee directors may meet without management present at such other times as requested by any nonemployee director.

Board and Committee Meeting Agendas

The Chairman, Lead Director, if one is elected, and relevant committee chairs, as appropriate, shall establish the agendas for Board and committee meetings in consultation with the CEO and consistent with the requirements set forth in "Board Leadership Structure." Each director is free to suggest additional agenda items, and each director may raise at any Board or committee meeting subjects that are not on the agenda for that meeting.

Board Committees

The Board has established the following standing committees to assist the Board in discharging its responsibilities:

- Audit
- Compensation
- Finance
- GON
- Special Programs

The GON Committee shall periodically review and make recommendations to the Board, after consultation with the Chairman of the Board, regarding the membership of each of the committees. The chairpersons and members of the five committees are rotated as appropriate. All members of the three principal standing committees, Audit, Compensation and GON, shall be independent as defined by Boeing's Director Independence Standards as well as satisfy all applicable regulatory requirements. All members of the Special Programs Committee shall possess applicable security clearances.

Each standing committee has a written charter, approved by the Board, which describes the committee's general authority and responsibilities. Shareholders may access a copy of each such committee charter at www.boeing.com/corp_gov/. The committee chairs report on the items discussed and actions taken at committee meetings to the Board following each committee meeting. Each standing committee shall review on an annual basis its charter and recommend appropriate revisions to the Board. The Board may, from time to time, establish and maintain additional committees.

The Audit Committee regularly meets in executive session with representatives of the Company's independent auditors. The Audit Committee also meets on a regular basis with the Company's vice president responsible for carrying out the internal audit function. The Audit Committee shall report to the Board, no less than annually, with respect to the implementation and effectiveness of Boeing's ethics and compliance program to support the Board's oversight responsibility.

Director Orientation and Continuing Education

Each new director must participate in a comprehensive orientation program, which shall include presentations by senior management on the Company's business units, strategic plans, significant financial, accounting and risk management issues, compliance programs and code of ethical business conduct. In addition, the orientation program shall include visits to corporate headquarters and, to the extent practical, the Company's significant facilities.

Directors shall be provided at Board or committee meetings as appropriate with continuing education on subjects to assist them in discharging their duties. In addition, directors shall receive training on at least an annual basis in conjunction with regularly scheduled Board meetings on topics relating to corporate governance policies and roles and responsibilities of Board members.

The Board shall have the opportunity to conduct at least one annual on-site visit to a Boeing operating unit, familiarizing directors with the operations of that unit and facilitating direct interaction between directors and operating personnel as appropriate. All directors are also encouraged to attend, at the Company's expense, outside continuing education programs for directors. The Corporate Secretary shall assist directors in identifying such programs.

Self-Evaluation

The GON Committee shall oversee an annual self-evaluation of the Board to determine whether the Board and its committees are functioning effectively. Each director shall be requested to provide his or her assessment of the effectiveness of the Board. The results of the self-evaluation shall be reviewed and discussed with the Board. Each committee shall perform a similar annual self-evaluation.

Access to Management and Independent Advisors

The Company will provide each director with complete access to the management and employees of the Company. The Board invites executive officers and key managers to attend Board meetings to share their expertise with respect to matters before the Board. The Board and its committees shall at their discretion retain independent outside financial, compensation, legal or other advisors at the Company's expense.

Director Compensation

The GON Committee shall periodically review and make recommendations to the Board concerning the form and amount of compensation and benefits for nonemployee directors. It is the policy of the Board that nonemployee director compensation should align directors' interests with the long-term interests of shareholders, fairly compensate directors for the work required on Boeing's behalf, and be transparent and easy for shareholders to understand. The Board has determined that these goals are best met by providing, in addition to a cash retainer fee, a substantial portion of director compensation in the form of shares of Boeing stock or stock-equivalent units, which must be held until retirement or other termination of Board service. When recommending to the Board levels of compensation for nonemployee directors, the GON Committee shall consider the compensation levels at companies that serve as Boeing's benchmarks for executive compensation and shall engage independent compensation consultants, as appropriate.

Independent directors may not receive, directly or indirectly, any consulting, advisory or other compensatory fees from the Company. Directors who are employees of the Company do not receive any compensation for their service as directors.

Additional Matters

Ethics and Conflicts of Interest

Boeing expects all directors, officers and employees to act ethically at all times and adhere to the policies comprising the Company's codes of ethical conduct. Boeing has adopted a code of ethical business conduct for directors as well as a code of conduct for all employees. All finance employees are subject to an additional code of conduct. Copies of these codes are available at www.boeing.com/corp_gov/. Only the Board, based upon the recommendation of the GON Committee, may grant a waiver of any code of conduct provision for a director or executive officer and any such waiver shall be promptly disclosed. In addition to complying with the code of ethical business conduct and all other applicable company policies, directors shall promptly inform the Chairman of the Board or the chair of the GON Committee if an actual or potential conflict of interest arises. Directors shall recuse themselves from any discussion or decision affecting their personal, business or professional interests. The Company shall not, directly or indirectly, extend or maintain credit, arrange for or renew an extension of credit in the form of a personal loan to or for any director or executive officer.

Hedging, Pledging and Trading Restrictions

Directors and executive officers (1) are prohibited from trading, or enabling any other person to trade, in Boeing securities while aware of material nonpublic information, (2) must obtain permission from the Corporate Secretary prior to trading Boeing securities, (3) are strongly urged to trade in Boeing securities only during the twelve business days generally beginning on the third business day following public earnings announcements and (4) are prohibited from trading in "puts" and "calls" and engaging in short sales of, or hedging, pledging or monetization transactions (such as zero-cost collars) involving, Boeing securities.

Director and Senior Executive Stock Ownership Requirements

In order to further align the interests of nonemployee directors with the long-term interests of shareholders, each nonemployee director should beneficially own by the end of his or her third year as a director stock or stock equivalents with a value equal to three times the annual board cash retainer fee and by the end of his or her sixth year as a director stock or stock equivalents with a value equal to five times the annual board cash retainer fee. For these purposes, the value of stock shall be determined based on the trailing one-year average closing stock price. The GON Committee annually reviews nonemployee directors' ownership relative to the stock ownership requirements, and makes recommendations as appropriate.

The Board has also established stock (including stock equivalents) ownership requirements for senior executives. The ownership requirements should be attained within five years of becoming a senior executive and are based on a multiple of base salary: CEO six times base salary, vice chairmen of the Company and executive vice presidents four times base salary, senior vice presidents three times base salary and vice presidents one or two times base salary depending on executive grade. The Compensation Committee annually reviews officers' ownership relative to the stock ownership requirements, and makes recommendations as appropriate.

Confidentiality of Shareholder Voting
It is the Company's policy that all proxy, ballot and voting materials that identify the vote of a specific shareholder on any matter submitted for a vote of shareholders will be kept secret from directors and officers of the Company, except (1) when disclosure is required by applicable law or regulation, (2) when a shareholder expressly requests such disclosure, or (3) in a contested proxy solicitation. If the shareholder is an employee of the Company or a participant in the Company's stock fund or one of its retirement, savings or employee stock ownership plans, the information will not be disclosed to management unless clause (1) or (2) above applies.

Policy on Adoption of Shareholder Rights Plans
Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent directors. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, submit the plan to a vote of the shareholders, redeem the plan, or cause the plan to expire. Any plan submitted to a shareholder vote and not approved shall immediately terminate.

Clawback Policy
The Board shall, in all appropriate circumstances, require reimbursement of any annual incentive payment or long-term incentive payment to an executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the SEC; (2) the Board determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this policy, the term "executive officer" means any officer who has been designated an executive officer by the Board.

Review of Principles
The GON Committee periodically shall review these Principles and recommend changes to the Board, as appropriate. In addition, each director may at any time suggest changes to these Principles for consideration by the GON Committee.